Exhibit 12.1
IDACORP, Inc.
Consolidated Financial Information
Ratio of Earnings to Fixed Charges and Supplemental Ratio of Earnings to Fixed Charges
(Thousands of Dollars)

	Twelve Months Ended
	December 31,
	2012	2011	2010	2009	2008
RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$195,047	$114,729	$141,729	$146,737	$117,614
Adjust for distributed income of equity investees	19,649	2,073	3,522	13,724	5,176
Fixed charges, as below	87,635	86,758	86,806	79,461	81,172
Total earnings, as defined	$302,331	$203,560	$232,057	$239,922	$203,962

Fixed charges, as defined:
Interest charges[1]	$85,799	$85,097	$85,840	$78,457	$80,282
Rental interest factor	1,836	1,661	966	1,004	890
Total fixed charges, as defined	$87,635	$86,758	$86,806	$79,461	$81,172
Ratio of earnings to fixed charges	3.45x	2.35x	2.67x	3.02x	2.51x

SUPPLEMENTAL RATIO OF EARNINGS TO FIXED CHARGES

Earnings, as defined:
Income from continuing operations before income taxes	$195,047	$114,729	$141,729	$146,737	$117,614
Adjust for distributed income of equity investees	19,649	2,073	3,522	13,724	5,176
Supplemental fixed charges, as below	88,266	87,544	87,870	80,946	82,962
Total earnings, as defined	$302,962	$204,346	$233,121	$241,407	$205,752

Supplemental fixed charges:
Interest charges[1]	$85,799	$85,097	$85,840	$78,457	$80,282
Rental interest factor	1,836	1,661	966	1,004	890
Supplemental increment to fixed charges[2]	631	786	1,064	1,485	1,790
Total supplemental fixed charges	$88,266	$87,544	$87,870	$80,946	$82,962
Supplemental ratio of earnings to fixed charges	3.43x	2.33x	2.65x	2.98x	2.48x

1 FIN 48 interest is not included in interest charges.
[2] Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.